Exhibit 99.1

NEW PACIFIC FILES FORM 40-F ANNUAL REPORT

VANCOUVER, BC, Sept. 23, 2026 /CNW/ -- New Pacific Metals Corp. ("New Pacific" or the "Company") reports that the Company has filed today its fiscal 2026 annual report on Form 40-F with the U.S. Securities and Exchange Commission ("SEC").

The Form 40-F, which includes the Company's fiscal 2026 annual audited financial statements, management's discussion and analysis, and annual information form, is available on the Company's website at https://www.newpacificmetals.com/ and on the SEC's website at www.sec.gov. Printed copies of the Company's fiscal 2026 annual financial statements, management's discussion and analysis, annual information form and Form 40-F are available free of charge to New Pacific securityholders upon written request.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company advancing two permitting stage precious metals projects in Bolivia. Its Silver Sand project in Potosí has the potential to become one of the world's largest silver mines. The Carangas Silver–Gold project in Oruro strengthens the Company's portfolio through scale, robust economics, and regional exploration potential. With near a decade of operating experience in Bolivia, New Pacific has earned the confidence of its stakeholders and shareholders.

For further information, please contact:

Peter Lekich, Director Investor Relations and Corporate Development

Phone: (604) 633-1368 Ext. 223,
U.S. & Canada toll-free: 1-877-631-0593
E-mail: plekich@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

View original content to download multimedia:https://www.prnewswire.com/news-releases/new-pacific-files-form-40-f-annual-report-302888313.html

SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2026/23/c4218.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 18:31e 23-SEP-26